UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 9, 2011

Barclays PLC and Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-169119) AND FORM S-8 (NOS. 333-112796, 333-112797, 333-149301 AND 333-149302) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-173886) AND FORM S-8 (NOS. 333-153723, 333-167232 AND 333-173899) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Statement re Payment Protection Insurance – May 9, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 9, 2011	By:	/s/ Marie Smith
		Name:	Marie Smith
		Title:	Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: May 9, 2011	By:	/s/ Marie Smith
		Name:	Marie Smith
		Title:	Assistant Secretary

9 May 2011

Barclays PLC

Statement on Payment Protection Insurance

Barclays has decided that it will not participate in any application for permission to appeal against the High Court judgment of 20 April 2011, which dismissed the action brought by the British Bankers’ Association regarding the assessment and redress of Payment Protection Insurance (“PPI”) complaints.

Barclays has also agreed with the Financial Services Authority (“FSA”) that it will now begin to process all on-hold and any new complaints from customers about PPI policies that they hold. These customers will be contacted, and Barclays will assess and address their complaints as quickly as practicable.

Bob Diamond, Chief Executive, Barclays said:

“We have taken this decision because it is in the best interests of our customers, as well as for Barclays and its shareholders; creating certainty, particularly regarding past issues, is of benefit to all parties.

We don’t always get things right for our customers; when we get them wrong, we apologise and put them right. That’s our commitment to our customers, and it applies to the way in which we will deal with PPI complaints.”

While important aspects of the handling of PPI complaints, and therefore the cost of doing so, are not yet certain, Barclays is taking a provision to cover the cost of future redress and administration of £1bn in the second quarter 2011.

- Ends -

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Giles Croot/Perry Jones
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132/7226

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 147,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com. Neither the content of the Barclays website nor any website accessible by hyperlinks on the Barclays website is incorporated in, or forms any part of, this announcement.